UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: March 12, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER AND AUDITED TWELVE MONTH 2007

FINANCIAL AND OPERATING RESULTS

Moscow and New York (March 12, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter and year ended December 31, 2007.

Financial and Operating Highlights

2007

•	Net operating revenues reached $7,171.1 million, an increase of 47.3% versus 2006.

•	OIBDA reached $3,596.7 million, an increase of 46.7% versus 2006.

•	OIBDA margin was 50.2%, including 50.9% in Russia and 52.8% in Kazakhstan.

•	Net income totaled $1,462.7 million, an increase of 80.2% versus 2006.

•	Free cash flow before acquisitions almost tripled, reaching US$1,264.7 million.

•	Russian ARPU showed strong growth through the year, reaching $13.5 by the fourth quarter, an increase of 23.9% compared to the fourth quarter of 2006.

•	Active subscriber base increased by 6.2 million, reaching 51.7 million consumers.

•	3G licenses for Russia, Uzbekistan and Armenia were received.

•	Acquisition of Golden Telecom was launched in 2007 and completed in February 2008.

The Fourth Quarter of 2007

•	Net operating revenues reached a record high of $2,009.9 million in the fourth quarter, a year-on-year increase of 38.5% and a quarter-on-quarter increase of 2.8%.

•

OIBDA reached $918.4 million, a year-on-year increase of 33.1%, yielding an OIBDA margin of 45.7%. Importantly, rapid appreciation of VimpelCom’s share price in the fourth quarter of 2007 resulted in an accrual of $118.7 million, connected to our stock price based compensation plans. These accruals are $78.2 million higher than in the third quarter of 2007 and $94.5 million higher than in the fourth quarter of the previous year. Without this effect our OIBDA margin would have been above 50%.

•	Net income totaled $368.1 million, a year-on-year increase of 86.0%.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said: “2007 was another excellent year for VimpelCom. Our revenues exceeded $7 billion and grew at a remarkable rate of 47%. We maintained our OIBDA margin at an impressive level of 50%. Strong revenue growth, coupled with a healthy margin and a balanced investment policy, resulted in free cash flow of $1.26 billion, almost tripling the 2006 level.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

“Our strong financial position supports our aspiration to expand into adjacent businesses and new geographic areas”.

Changes in definitions and reported data

Our 2007 subscriber data, ARPU and MOU are reported on the basis of active subscribers. For convenience, we continued to report the registered subscriber base and the related figures for comparable periods (see Attachment A for relevant definitions and refer to Attachment D for relevant data). The only exception was churn numbers, calculated traditionally on the basis of registered subscribers.

We intend to discontinue providing the number of registered subscribers and the related figures beginning with the Company’s earnings press release for the first quarter 2008, because we believe that registered subscriber figures have become irrelevant for operational purposes. We will also align our reported churn policy to our active subscriber base.

All the definitions in Attachment A refer to mobile subscribers. With the acquisition of Armentel, the Company also has fixed-line subscribers which are treated separately.

Attachments A, B, C and D present respectively

•	definitions for certain terms used in this press release,

•	the condensed consolidated financial statements of VimpelCom,

•	tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and

•	certain additional reference data relating to the registered subscriber base.

Key Consolidated Financial and Operating Results

	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Active subscribers	51,739,947	45,547,700	13.6%	50,685,787	2.1%	51,739,947	45,547,700	13.6%
Fixed line subscribers	629,273	608,500	3.4%	616,175	2.1%	629,273	608,500	3.4%
Net operating revenues (US$, 000)	2,009,946	1,451,412	38.5%	1,955,938	2.8%	7,171,098	4,867,978	47.3%
OIBDA (US$, 000)	918,410	689,825	33.1%	1,015,158	-9.5%	3,596,743	2,451,783	46.7%
OIBDA margin	45.7%	47.5%		51.9%		50.2%	50.4%
Gross margin (US$, 000)	1,642,701	1,179,453	39.3%	1,589,625	3.3%	5,855,984	3,977,246	47.2%
Gross margin percentage	81.7%	81.3%		81.3%		81.7%	81.7%
SG&A (US$, 000)	715,892	478,423	49.6%	556,518	28.6%	2,206,322	1,503,615	46.7%
SG&A percentage	35.6%	33.0%		28.5%		30.8%	30.9%
Net income (US$, 000)	368,108	197,950	86.0%	458,050	-19.6%	1,462,706	811,489	80.2%
Net income per share (US$)	7.25	3.89		9.02		28.78	15.94
Net income per ADS*) (US$)	0.36	0.19		0.45		1.44	0.80

*)	Number of ADSs is based on the ratio of 20 ADSs per one ordinary share, which came into effect on August 21, 2007. Prior year amounts have been restated to reflect the split.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

In 2007, VimpelCom capital expenditures totaled $1,772.8 million (before acquisitions), including $795.8 million in the fourth quarter.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The Company’s consolidated operating and financial results reported in this press release do not include the operating and earnings results of Golden Telecom, Inc., the acquisition of which was completed in February 2008. The Company plans to include Golden Telecom’s operating and earnings results with the Company’s consolidated operating and earnings results beginning in the first quarter of 2008.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

RUSSIA	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Net operating revenues*) (US$, 000)	1,700,589	1,280,762	32.8%	1,652,266	2.9%	6,090,315	4,400,299	38.4%
including interconnect revenue	252,839	167,808	50.7%	224,402	12.7%	851,323	411,916	106.7%
OIBDA (US$, 000)	773,338	645,144	19.9%	871,163	-11.2%	3,100,804	2,303,539	34.6%
OIBDA margin	45.4%	50.3%		52.7%		50.9%	52.3%
Gross margin (US$, 000)	1,410,421	1,061,055	32.9%	1,363,407	3.4%	5,047,001	3,652,249	38.2%
Gross margin percentage	82.9%	82.8%		82.5%		82.8%	83.0%
SG&A (US$, 000)	632,640	406,642	55.6%	477,277	32.6%	1,903,411	1,330,806	43.0%
SG&A percentage	37.2%	31.7%		28.9%		31.2%	30.2%
Net income (US$, 000)	363,624	222,220	63.6%	422,580	-14.0%	1,422,223	854,818	66.4%

ARPU, (US$)	13.5	10.9	23.9%	13.4	0.7%	12.6	9.6	31.3%
MOU, (min)	204.1	157.9	29.3%	208.9	-2.3%	192.1	145.9	31.7%
SAC (US$)	31.8	21.8	45.9%	24.8	28.2%	25.5	17.9	42.5%
Active subscribers	42,221,252	39,782,700	6.1%	41,801,545	1.0%	42,221,252	39,782,700	6.1%
Churn	7.1%	9.5%		10.1%		32.9%	35.4%
Subscriber market share**)	29.9%	31.7%		30.4%		29.9%	31.7%

*)

Net operating revenues here exclude inter-company transactions (US$983 thousand in 4Q 2007, US$578 thousand in 4Q 2006, US$696 thousand in 3Q 2007, US$3,354 thousand in 2007, US$1,509 thousand in 2006).

**)	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting and are generally based on registered subscribers.

Our Russian business continues to deliver robust growth, strong margins and expanding cash flow.

In 2007, revenue in Russia grew by 38.4% year-on-year, driven predominantly by ARPU growth and supported by a continued increase in our active subscriber base.

Our annual OIBDA margin in Russia was at a strong level of above 50%. While OIBDA margin in the fourth quarter is seasonally softer than in the third quarter, the sharper than usual erosion this year was due to particularly large accruals connected to our stock price based compensation plans. Rapid appreciation of VimpelCom’s share price in the fourth quarter of 2007 resulted in an accrual of $118.7 million, which is $78.2 million higher than in the third quarter of 2007 and $94.5 million higher than in the fourth quarter of the previous year. These accruals for the VimpelCom group are fully reflected within the Russian numbers.

Excluding this impact, our 2007 OIBDA margin would have been slightly above the 2006 margin, both for the fourth quarter and the full year, confirming the financial health of our business.

In 2007, our annual capital expenditure (before acquisitions) in Russia was approximately $1.1 billion, bringing its percentage to revenue to our long-term target of below 20%.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

KAZAKHSTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Net operating revenues*)(US$, 000)	173,902	112,378	54.7%	166,262	4.6%	607,642	350,043	73.6%
including interconnect revenue	33,027	26,278	25.7%	28,494	15.9%	108,522	81,325	33.4%
OIBDA (US$, 000)	92,171	35,744	157.9%	88,127	4.6%	322,623	140,580	129.5%
OIBDA margin	52.8%	31.6%		52.7%		52.8%	40.0%
Gross margin (US$, 000)	128,390	77,269	66.2%	122,084	5.2%	450,624	240,002	87.8%
Gross margin percentage	73.5%	68.4%		73.1%		73.8%	68.2%
SG&A (US$, 000)	33,787	40,200	-16.0%	32,650	3.5%	123,584	96,451	28.1%
SG&A percentage	19.3%	35.6%		19.5%		20.2%	27.4%
Net income**) (US$, 000)	19,793	-4,443		21,653	-8.6%	70,963	9,902	616.7%

ARPU, (US$)	13.0	13.8	-5.8%	13.6	-4.4%	13.1	12.6	4.0%
MOU, (min)	98.9	78.0	26.8%	112.7	-12.2%	94.6	70.4	34.4%
SAC (US$)	16.3	8.8	85.2%	10.0	63.0%	11.5	8.2	40.2%
Active subscribers	4,603,300	3,052,900	50.8%	4,343,073	6.0%	4,603,300	3,052,900	50.8%
Churn	5.8%	6.1%		5.9%		23.5%	32.8%
Subscriber market share	46.3%	49.5%		47.3%		46.3%	49.5%

*)	Net operating revenues exclude inter-company transactions (US$737 thousand in 4Q 2007, US$584 thousand in 4Q 2006, US$860 thousand in 3Q 2007, US$2,844 thousand in 2007, US$1,811 thousand in 2006).
**)	After minority interest.

2007 was a very successful year for our business in Kazakhstan. We delivered strong year-on-year revenue growth of 73.6% with impressive OIBDA margin expansion from 40.0% to 52.8%.

The growth was driven by strong additions of 1.6 million active subscribers, representing a 50.8% year-on-year increase, accompanied by stable ARPU.

At year end, the market penetration reached 82.5%, and the level of activity in the fourth quarter confirmed that the competition is getting more intense. Consequently, while we continue to build our active subscriber base, we are starting to refocus our efforts toward increasing revenue market share – a strategy which we successfully implemented in Russia.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

UKRAINE	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Net operating revenues*) (US$, 000)	30,691	14,306	114.5%	36,271	-15.4%	105,451	33,726	212.7%
including interconnect revenue	10,921	4,486	143.4%	10,861	0.6%	34,789	10,630	227.3%
OIBDA (US$, 000)	3,643	-10,546		6,455	-43.6%	508	-34,690
OIBDA margin	10.5%	n/a		17.5%		0.5%	n/a
Gross margin (US$, 000)	20,872	7,296	186.1%	23,314	-10.5%	67,147	16,472	307.6%
Gross margin percentage	60.4%	49.3%		63.0%		60.2%	46.8%
SG&A (US$, 000)	17,547	17,624	-0.4%	16,465	6.6%	66,519	50,703	31.2%
SG&A percentage	50.8%	119.1%		44.5%		59.6%	143.9%
Net income (US$, 000)	-17,551	-21,502		-6,443		-59,619	-60,990

ARPU, (US$)	5.6	4.2	33.3%	5.8	-3.4%	4.7	5.0	-6.0%
MOU, (min)	183.2	149.1	22.9%	168.2	8.9%	163.2	149.7	9.0%
SAC (US$)	8.2	6.6	24.2%	5.5	49.1%	7.8	10.0	-22.0%
Active subscribers	1,941,251	1,523,700	27.4%	2,212,250	-12.2%	1,941,251	1,523,700	27.4%
Churn	20.9%	0.7%		25.5%		61.8%	18.6%
Subscriber market share	4.8%	3.8%		5.1%		4.8%	3.8%

*)	Net operating revenues exclude inter-company transactions (US$3,854 thousand in 4Q 2007, US$490 thousand in 4Q 2006, US$708 thousand in 3Q 2007, US$6,159 thousand in 2007, US$1,500 thousand in 2006).

We are satisfied with our progress in Ukraine in 2007. Our revenues exceeded $100 million and our annual OIBDA moved into positive territory. Moreover, despite an aggressive competitive environment, our ARPU grew in the second half of the year.

As expected, two factors adversely affected our revenues in the fourth quarter. First, the active base was reduced by the departure of summer tourists who had purchased local SIM-cards, and second, roaming revenues declined seasonally. However, even with this revenue erosion, OIBDA stayed positive and ARPU remained essentially flat quarter-on-quarter.

While we have stabilized our overall financial performance, we will increase our focus on building our customer base, paying attention to subscriber quality.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

UZBEKISTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Net operating revenues*) (US$, 000)	36,364	15,795	130.2%	29,913	21.6%	107,449	55,358	94.1%
OIBDA (US$, 000)	17,756	7,815	127.2%	16,923	4.9%	54,732	32,079	70.6%
OIBDA margin	48.6%	49.1%		56.1%		50.6%	57.7%
Gross margin (US$, 000)	31,048	13,869	123.9%	25,794	20.4%	91,989	48,776	88.6%
Gross margin percentage	85.0%	87.1%		85.6%		85.1%	87.7%
SG&A (US$, 000)	13,053	5,933	120.0%	8,668	50.6%	36,517	16,451	122.0%
SG&A percentage	35.7%	37.3%		28.7%		33.8%	29.6%
Net income (US$, 000)	5,950	382	1457.6%	6,879	-13.5%	19,570	8,241	137.5%

ARPU, (US$)	6.8	9.8	-30.6%	7.6	-10.5%	7.1	11.9	-40.3%
MOU, (min)	283.4	268.8	5.4%	289.8	-2.2%	274.0	320.5	-14.5%
SAC (US$)	4.6	5.8	-20.7%	4.4	4.5%	4.3	7.2	-40.3%
Active subscribers	2,119,612	700,500	202.6%	1,586,890	33.6%	2,119,612	700,500	202.6%
Churn	10.6%	10.2%		14.2%		61.7%	44.9%
Subscriber market share	37.3%	27.2%		35.6%		37.3%	27.2%

*)	Net operating revenues exclude inter-company transactions (US$184 thousand in 4Q 2007, US$122 thousand in 4Q 2006, US$237 thousand in 3Q 2007, US$653 thousand in 2007, US$240 thousand in 2006).

It was an excellent year for our business in Uzbekistan. In 2007, we tripled our active subscriber base, and built our subscriber market share by more than 10 percentage points, reaching 37.3%. Revenue grew by 94.1%, and OIBDA margin remained strong at more than 50%.

In the fourth quarter, our revenue grew by 21.6% versus the third quarter, driven predominantly by a 33.6% sequential growth in the number of active subscribers. With SIM-card penetration passing 20%, we will be focusing on capturing rapid subscriber growth.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

TAJIKISTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006	Change, 2007/ 2006
Net operating revenues*) (US$, 000)	8,030	799	905.0%	7,615	5.4%	23,657	1,181	1903.1%
OIBDA (US$, 000)	1,366	-1,112		1,646	-17.0%	2,763	-2,447
OIBDA margin	16.9%	n/a		21.5%		11.6%	n/a
Gross margin (US$, 000)	5,082	372	1266.1%	5,153	-1.4%	15,022	520	2788.8%
Gross margin percentage	63.0%	45.4%		67.3%		63.2%	43.3%
SG&A (US$, 000)	3,547	1,485	138.9%	3,515	0.9%	12,074	2,968	306.8%
SG&A percentage	43.9%	181.1%		45.9%		50.8%	246.9%
Net income **) (US$, 000)	-2,517	-1,114		-276		-5,564	-2,395

ARPU, (US$)	9.0	9.0	0.0%	10.8	-16.7%	9.7	6.8	42.6%
MOU, (min)	216.3	187.9	15.1%	230.3	-6.1%	220.6	121.1	82.2%
SAC (US$)	13.0	2.5	420.0%	12.8	1.6%	12.5	3.3	278.8%
Active subscribers	339,393	72,000	371.4%	268,446	26.4%	339,393	72,000	371.4%
Churn	1.2%	17.9%		1.8%		4.6%	95.1%
Subscriber market share	18.1%	7.0%		16.7%		18.1%	7.0%

*)	Net operating revenues exclude inter-company transactions (US$43 in 4Q 2007, US$22 thousand in 4Q 2006, US$39 thousand in 3Q 2007, US$120 thousand in 2007, US$22 thousand in 2006).
**)	After minority interest.

In Tajikistan, our business continues to demonstrate excellent dynamics with consistent growth in financial performance and subscriber base. On a year-on-year basis, we increased our subscriber base by almost five times. We reached positive OIBDA in less than one year of operations. Further, our fourth quarter revenues were 10 times higher than in the same period a year ago without any ARPU erosion.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

ARMENIA	Three months					Year
	4Q2007	4Q 2006***)	Change, 4Q07/ 4Q06	3Q2007	Change, 4Q07/ 3Q07	2007	2006***)	Change, 2007/ 2006
Net operating revenues*) (US$, 000), including	59,423	27,373	n/a	63,277	-6.1%	235,123	27,373	n/a
mobile revenues	23,070	10,451	n/a	25,723	-10.3%	91,760	10,451	n/a
fixed revenues	36,353	16,922	n/a	37,554	-3.2%	143,363	16,922	n/a
OIBDA (US$, 000)	32,476	13,290	n/a	32,888	-1.3%	122,743	13,290	n/a
OIBDA margin	54.3%	48.6%		51.9%		52.1%	48.6%
Net income**) (US$, 000)	257	2,927	n/a	15,961		22,734	2,927	n/a

Mobile active subscribers	442,484	416,000	6.4%	446,957	-1.0%	442,484	416,000	6.4%
ARPU, (US$)	17.4	17.0	2.4%	17.6	-1.1%	16.7	17.0	-1.8%
MOU, (min)	171.8	178.0	-3.5%	181.0	-5.1%	169.9	178.0	-4.5%
Churn	23.8%	9.1%		4.4%		49.7%	9.1%
Mobile subscriber market share	26.1%	37.9%		33.6%		26.1%	37.9%

Fixed subscribers	629,273	608,500	3.4%	616,175	2.1%	629,273	608,500	3.4%
ARPU fixed (US$)	19.6	18.5	5.9%	20.4	-3.9%	19.5	18.5	5.4%

*)	Net operating revenues exclude inter-company transactions (US$388 thousand in 4Q 2007, US$0 thousand in 4Q 2006, US$85 thousand in 3Q 2007, US$629 thousand in 2007, US$0 thousand in 2006).
**)	After minority interest.
***)	The 2006 numbers included only 1.5 months of operations.

Acquired in November 2006, our business in Armenia demonstrated robust margins and the highest ARPU of any country in the CIS. However, our business situation in the mobile market, particularly our subscriber market share, remains challenging. We are actively expanding coverage, improving the quality of the network, and strengthening our marketing activities to address the inherited issues of the Armenian operations.

GEORGIA

The Company launched commercial operations in Georgia on March 15, 2007. Currently, we are continuing to build the network and develop our sales and distribution channels. At the end of 2007, we received frequencies in 900 MHz band, which will help us to improve the quality, speed and efficiency of our network construction. In the fourth quarter, we reached 72,655 active subscribers and had revenues of US$0.95 million, representing 173.1% quarter-on-quarter subscriber growth and 187.9% revenue growth. However, our operations in this country are still in an early phase of development.

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VimpelCom Announces Fourth Quarter And Annual 2007 Financial And Operating Results

The Company’s management will discuss its fourth quarter results during a conference call and slide presentation on March 12, 2008 at 6:30 pm Moscow time (11:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through March 19, 2008. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

-Definitions and tables are attached –

- more -

Attachment A: Definitions

Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

Reported churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months. Prepaid subscribers are disconnected in two cases: (1) an account has been blocked after the balance drops to $0 or below for up to six months, (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to the disconnection varies by country and depends on the legislation and market specifics.

Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Prepaid subscribers are those subscribers who pay for their services in advance.

Fixed-line subscriber is an authorized user of fixed-line communications services.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total net operating revenues.

Free cash flow is calculated as operating cash flow minus accrued capital expenditures before acquisitions.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUREG is ARPU calculated with regard to the registered subscriber base.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

MOUREG is MOU calculated with regard to the registered subscriber base.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions (for sales and bonus for exclusivity*), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively.

*)

Dealers’ bonus for exclusivity which we counted prior to the fourth quarter of 2006 as a part of general and administrative expenses is now included in the dealers’ commission expense. Historical numbers including SAC were recalculated accordingly.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended December 31,		Years ended December 31,
	2007	2006	2007	2006
	(Unaudited)
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$2,006,440	$1,447,054	$7,161,833	$4,847,661
Sales of handsets and accessories	2,307	4,252	6,519	19,265
Other revenues	2,504	657	6,528	2,931

Total operating revenues	2,011,251	1,451,963	7,174,880	4,869,857

Revenue based tax	(1,305)	(551)	(3,782)	(1,879)

Net operating revenues	2,009,946	1,451,412	7,171,098	4,867,978

Operating expenses:

Service costs (exclusive of depreciation shown separately below)	365,653	267,736	1,309,287	872,388
Cost of handsets and accessories sold	1,592	4,223	5,827	18,344
Selling general and administrative expenses	715,892	478,423	2,206,322	1,503,615
Depreciation	331,725	265,086	1,171,834	874,618
Amortization	56,040	50,095	218,719	179,846
Provision for doubtful accounts	8,399	11,205	52,919	21,848

Total operating expenses	1,479,301	1,076,768	4,964,908	3,470,659

Operating income	530,645	374,644	2,206,190	1,397,319

Other income and expenses:
Interest income	11,554	4,436	33,021	15,471
Interest expense	(50,274)	(46,602)	(194,839)	(186,404)
Net foreign exchange gain (loss)	21,614	10,667	72,955	24,596
Other income (expenses)	31,377	(22,567)	3,029	(38,844)

Total other income and expenses	14,271	(54,066)	(85,834)	(185,181)

Income before income taxes and minority interest	544,916	320,578	2,120,356	1,212,138

Income taxes expense	159,225	127,831	593,928	390,663
Minority interest in net earnings of subsidiaries	17,583	(5,203)	63,722	8,104

Income before cumulative effect of change in accounting principle	368,108	197,950	1,462,706	813,371

Cumulative effect of changes in accounting principles	—	—	—	(1,882)

Net income	368,108	197,950	1,462,706	811,489

Net income per common share	$7.25	$3.89	$28.78	$15.94
Net income per ADS equivalent	$0.36	$0.19	$1.44	$0.80

Weighted average common shares outstanding (thousands)	50,777	50,859	50,818	50,911

Open Joint Stock Company “Vimpel–Communications”

Condensed Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$1,003,711	$344,494
Trade accounts receivable	281,396	311,991
Other current assets	441,810	468,071

Total current assets	1,726,917	1,124,556

Non–current assets
Property and equipment, net	5,497,819	4,615,675
Telecommunication licenses and allocation of frequencies, net	915,211	924,809
Other intangible assets, net	1,302,318	1,033,140
Other assets	1,126,619	738,366

Total non–current assets	8,841,967	7,311,990

Total assets	$10,568,884	$8,436,546

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$700,589	$671,953
Customer advances and deposits	423,611	314,375
Bank and other loans, current portion	526,512	424,103
Accrued liabilities	348,989	201,545

Total current liabilities	1,999,701	1,611,976

Deferred income taxes	576,276	528,025
Bank and other loans, less current portion	2,240,097	2,065,329
Accrued liabilities	52,614	30,447

Minority Interest	288,410	257,859

Shareholders’ equity	5,411,786	3,942,910

Total liabilities and shareholders’ equity	$10,568,884	$8,436,546

Open Joint Stock Company “Vimpel–Communications”

Condensed Consolidated Statements of Cash Flows

	Years ended December 31,
	2007	2006
	(In thousands of US dollars)
Net cash provided by operating activities	$3,037,690	$1,971,268

Proceeds from bank and other loans	666,348	925,183
Sale of treasury stock	39,787	12,855

Payments of fees in respect of bank loans	(14,380)	(48,175)
Repayment of rouble denominated bonds	—	(110,783)
Repayment of bank and other loans	(472,545)	(447,663)
Payment of dividends	(331,885)	—
Purchase of treasury stock	(81,069)	(38,535)

Net cash provided by financing activities	(193,744)	292,882

Short-term investments	(42,356)	—
Purchase of property and equipment	(1,238,305)	(1,265,549)
Acquisition of subsidiaries, net of cash	(301,355)	(679,765)
Purchase of intangible assets	(73,814)	(31,408)
Escrow cash deposit	(200,170)	—
Purchase of other assets	(378,552)	(310,269)

Net cash used in investing activities	(2,234,552)	(2,286,991)

Effect of exchange rate changes on cash	49,823	3,689

Net increase (decrease) in cash	659,217	(19,152)
Cash and cash equivalents at beginning of period	344,494	363,646

Cash and cash equivalents at end of period	1,003,711	344,494

Supplemental cash flow information

Cash paid during the period:
Income tax	$601,939	$354,566
Interest	201,259	188,991

Non–cash activities:
Equipment acquired under financing and capital lease agreements	48,514	23,458
Accounts payable for equipment and other long–lived assets	417,478	249,020
Offset of 2009 Tendered Notes	—	232,766
Non–cash discounts from suppliers of equipment	(5,441)	14,542
Acquisitions:
Fair value of assets acquired	84,125	671,997
Fair value of minority interest acquired	41,636	—
Difference between the amount paid and the fair value of net assets acquired	182,034	268,315
Cash paid for the capital stock	(291,928)	(735,500)

Liabilities assumed	$15,867	$204,812

Attachment C. Reconciliation tables (Unaudited)

CONSOLIDATED

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	918,410	689,825	1,015,158	3,596,743	2,451,783
Depreciation	(331,725)	(265,086)	(285,572)	(1,171,834)	(874,618)
Amortization	(56,040)	(50,095)	(55,583)	(218,719)	(179,846)
Operating income	530,645	374,644	674,003	2,206,190	1,397,319

Reconciliation of OIBDA Margin

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	45.7%	47.5%	51.9%	50.2%	50.4%
Less: Depreciation as a percentage of net operating revenue	(16.5)%	(18.3)%	(14.6)%	(16.3)%	(18.0)%
Less: Amortization as a percentage of net operating revenue	(2.8)%	(3.4)%	(2.8)%	(3.1)%	(3.7)%
Operating income as a percentage of net operating revenue	26.4%	25.8%	34.5%	30.8%	28.7%

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	773,338	645,144	871,163	3,100,804	2,303,539
Depreciation	(269,036)	(229,544)	(249,781)	(991,886)	(796,137)
Amortization	(30,602)	(27,091)	(29,470)	(117,085)	(104,155)
Operating income	473,700	388,509	591,912	1,991,833	1,403,247

Reconciliation of OIBDA Margin in Russia

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	45.4%	50.3%	52.7%	50.9%	52.3%
Less: Depreciation as a percentage of net operating revenue	(15.8)%	(17.9)%	(15.1)%	(16.3)%	(18.0)%
Less: Amortization as a percentage of net operating revenue	(1.8)%	(2.1)%	(1.8)%	(1.9)%	(2.4)%
Operating income as a percentage of net operating revenue	27.8%	30.3%	35.8%	32.7%	31.9%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Selling, general and administrative expenses	632,640	406,642	477,277	1,903,411	1,330,806
Less: General and administrative expenses	481,871	298,222	351,028	1,423,662	949,326
Sales and marketing expenses, including	150,769	108,420	126,249	479,749	381,480
advertising & marketing expenses	80,899	59,892	59,478	241,300	190,791
dealers’ commission expense	69,870	48,528	66,771	238,449	190,689
New gross subscribers,’000	4,748	4,971	5,100	18,850	21,303
Subscriber Acquisition Cost (SAC) (US$)	31.8	21.8	24.8	25.5	17.9

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	1,697,465	1,276,276	1,650,358	6,082,473	4,379,534
Less: Connection fees	386	308	184	904	1,744
Less: Revenue from rent of fiber-optic channels	1,546	433	1,003	4,496	1,846
Service revenue used to calculate ARPU	1,695,533	1,275,535	1,649,171	6,077,073	4,375,944
Average number of registered subscribers, ‘000	50,883	47,541	49,926	49,457	46,142
ARPU REG (US$)	11.1	8.9	11.0	10.2	7.9
Average number of active subscribers,’000	41,881	39,102	40,933	40,299	37,996
ARPU (US$)	13.5	10.9	13.4	12.6	9.6

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	92,171	35,744	88,127	322,623	140,580
Depreciation	(20,139)	(21,142)	(14,983)	(68,477)	(56,158)
Amortization	(9,673)	(9,134)	(9,091)	(37,337)	(36,792)
Operating income	62,359	5,468	64,053	216,809	47,630

Reconciliation of OIBDA Margin in Kazakhstan

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	52.8%	31.6%	52.7%	52.8%	40.0%
Less: Depreciation as a percentage of net operating revenue	(11.6)%	(18.7)%	(9.0)%	(11.2)%	(16.0)%
Less: Amortization as a percentage of net operating revenue	(5.5)%	(8.1)%	(5.4)%	(6.1)%	(10.5)%
Operating income as a percentage of net operating revenue	35.7%	4.8%	38.3%	35.5%	13.5%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Selling, general and administrative expenses	33,787	40,200	32,650	123,584	96,451
Less: General and administrative expenses	21,034	33,080	23,419	86,405	74,054
Sales and marketing expenses, including	12,753	7,120	9,231	37,179	22,397
advertising & marketing expenses	5,678	4,419	5,093	19,584	11,791
dealers’ commission expense	7,075	2,701	4,138	17,595	10,606
New gross subscribers,’000	783	809	919	3,226	2,724
Subscriber Acquisition Cost (SAC) (US$)	16.3	8.8	10.0	11.5	8.2

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	174,624	112,963	167,122	610,471	351,854
Less: Connection fees	0	0	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	174,624	112,963	167,122	610,471	351,854
Average number of registered subscribers, ‘000	5,716	3,498	5,120	4,880	2,893
ARPU REG (US$)	10.2	10.8	10.9	10.4	10.1
Average number of active subscribers,’000	4,468	2,728	4,107	3,875	2,332
ARPU (US$)	13.0	13.8	13.6	13.1	12.6

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	3,643	(10,546)	6,455	508	(34,690)
Depreciation	(13,036)	(4,325)	(4,417)	(24,986)	(6,478)
Amortization	(3,096)	(5,722)	(5,210)	(18,749)	(20,555)
Operating income	(12,489)	(20,593)	(3,172)	(43,227)	(61,723)

Reconciliation of OIBDA Margin in Ukraine

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	10.5%	n/a	17.5%	0.5%	n/a
Less: Depreciation as a percentage of net operating revenue	(37.7)%	n/a	(12.0)%	(22.4)%	n/a
Less: Amortization as a percentage of net operating revenue	(9.0)%	n/a	(14.1)%	(16.8)%	n/a
Operating income as a percentage of net operating revenue	(36.2)%	n/a	(8.6)%	(38.7)%	n/a

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Selling, general and administrative expenses	17,547	17,624	16,465	66,519	50,703
Less: General and administrative expenses	13,588	11,346	12,454	48,718	33,235
Sales and marketing expenses, including	3,959	6,278	4,011	17,801	17,468
advertising & marketing expenses	3,493	5,144	2,753	14,128	14,949
dealers’ commission expense	466	1,134	1,258	3,673	2,519
New gross subscribers,’000	480	948	729	2,290	1,752
Subscriber Acquisition Cost (SAC) (US$)	8.2	6.6	5.5	7.8	10.0

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	34,095	14,652	36,523	110,212	35,024
Less: Connection fees	0	5	112	153	8
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	34,095	14,647	36,411	110,059	35,016
Average number of registered subscribers, ‘000	2,721	1,425	2,668	2,501	714
ARPU REG (US$)	4.2	3.4	4.5	3.7	4.1
Average number of active subscribers,’000	2,037	1,170	2,081	1,937	582
ARPU (US$)	5.6	4.2	5.8	4.7	5.0

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	17,756	7,815	16,923	54,732	32,079
Depreciation	(5,088)	(2,720)	(4,011)	(15,508)	(8,376)
Amortization	(3,480)	(3,378)	(3,438)	(13,715)	(11,843)
Operating income	9,188	1,717	9,474	25,509	11,860

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	48.6%	49.1%	56.1%	50.6%	57.7%
Less: Depreciation as a percentage of net operating revenue	(14.0)%	(17.1)%	(13.3)%	(14.3)%	(15.1)%
Less: Amortization as a percentage of net operating revenue	(9.5)%	(21.2)%	(11.4)%	(12.7)%	(21.3)%
Operating income as a percentage of net operating revenue	25.1%	10.8%	31.4%	23.6%	21.3%

Reconciliation of SAC in Uzbekistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Selling, general and administrative expenses	13,053	5,933	8,668	36,517	16,451
Less: General and administrative expenses	9,501	4,287	6,003	26,711	12,369
Sales and marketing expenses, including	3,552	1,646	2,665	9,806	4,081
advertising & marketing expenses	1,475	767	1,112	4,142	1,843
dealers’ commission expense	2,077	879	1,553	5,664	2,238
New gross subscribers,’000	764	284	603	2,259	569
Subscriber Acquisition Cost (SAC) (US$)	4.6	5.8	4.4	4.3	7.2

Reconciliation of ARPU in Uzbekistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	37,769	16,446	31,159	111,716	57,439
Less: Connection fees	0	0	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	37,769	16,446	31,159	111,716	57,439
Average number of registered subscribers, ‘000	1,904	625	1,408	1,360	461
ARPU REG (US$)	6.6	8.8	7.4	6.8	10.4
Average number of active subscribers,’000	1,847	558	1,372	1,315	402
ARPU (US$)	6.8	9.8	7.6	7.1	11.9

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	1,366	(1,112)	1,646	2,763	(2,447)
Depreciation	(1,472)	(204)	(948)	(3,352)	(318)
Amortization	(168)	(69)	(158)	(643)	(680)
Operating income	(274)	(1,385)	540	(1,232)	(3,445)

Reconciliation of OIBDA Margin in Tajikistan

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	16.9%	n/a	21.5%	11.6%	n/a
Less: Depreciation as a percentage of net operating revenue	(18.2)%	n/a	(12.3)%	(14.1)%	n/a
Less: Amortization as a percentage of net operating revenue	(2.1)%	n/a	(2.1)%	(2.7)%	n/a
Operating income as a percentage of net operating revenue	(3.4)%	n/a	7.1%	(5.2)%	n/a

Reconciliation of SAC in Tajikistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Selling, general and administrative expenses	3,547	1,485	3,515	12,074	2,968
Less: General and administrative expenses	2,309	1,325	2,470	8,022	2,741
Sales and marketing expenses, including	1,238	160	1,045	4,052	227
advertising & marketing expenses	467	91	553	1,990	158
dealers’ commission expense	771	69	492	2,062	69
New gross subscribers,’000	95.3	65.0	81.5	323.0	69.0
Subscriber Acquisition Cost (SAC) (US$)	13.0	2.5	12.8	12.5	3.3

Reconciliation of ARPU in Tajikistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	8,139	840	7,675	23,927	1,218
Less: Connection fees	0	0	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	8,139	840	7,675	23,927	1,218
Average number of registered subscribers, ‘000	338	36	256	222	23
ARPU REG (US$)	8.0	7.8	10.0	9.0	4.4
Average number of active subscribers,’000	302	31	236	205	15
ARPU (US$)	9.0	9.0	10.8	9.7	6.8

ARMENIA

Reconciliation of OIBDA in Armenia

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA	32,476	13,290	32,888	122,743	13,290
Depreciation	(21,840)	(7,148)	(10,671)	(65,182)	(7,148)
Amortization	(7,748)	(3,928)	(6,951)	(26,440)	(3,928)
Operating income	2,888	2,214	15,266	31,121	2,214

Reconciliation of OIBDA Margin in Armenia

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
OIBDA margin	54.3%	48.6%	51.9%	52.1%	48.6%
Less: Depreciation as a percentage of net operating revenue	(36.5)%	(26.1)%	(16.8)%	(27.7)%	(26.1)%
Less: Amortization as a percentage of net operating revenue	(13.0)%	(14.4)%	(11.0)%	(11.2)%	(14.4)%
Operating income as a percentage of net operating revenue	4.8%	8.1%	24.1%	13.2%	8.1%

Reconciliation of mobile ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	23,290	10,451	25,623	91,970	10,451
Less: Connection fees	66	0	64	279	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	23,224	10,451	25,559	91,691	10,451
Average number of registered subscribers, ‘000	478	445	528	490	445
ARPU REG (US$)	16.2	15.7	16.1	15.6	15.7
Average number of active subscribers,’000	444	409	483	457	409
ARPU (US$)	17.4	17.0	17.6	16.7	17.0

Reconciliation of fixed ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2007	Dec 31, 2006	Sept 30, 2007	Dec 31, 2007	Dec 31, 2006
Service revenue and connection fees	36,299	16,922	37,551	143,363	16,922
Less: Connection fees	(271)	0	88	(128)	0
Service revenue used to calculate ARPU	36,570	16,922	37,463	143,491	16,922
Average number of subscribers,’000	622	609	611	612	609
Average revenue per subscriber per month (US$)	19.6	18.5	20.4	19.5	18.5

Attachment D. Additional reference data

Operating and Financial Indicators

CONSOLIDATED	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered mobile subscribers	63,340,040	55,135,700	14.9%	60,990,302	3.9%	63,340,040	55,135,700	14.9%
Registered fixed subscribers	629,273	608,500	3.4%	616,175	2.1%	629,273	608,500	3.4%

RUSSIA	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered subscribers	51,622,117	48,141,200	7.2%	50,296,378	2.6%	51,622,117	48,141,200	7.2%
ARPUREG, (US$)	11.1	8.9	24.7%	11.0	0.9%	10.2	7.9	29.1%
MOUREG, (min)	168.0	129.8	29.4%	171.3	-1.9%	156.5	120.1	30.3%

KAZAKHSTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered subscribers	5,905,511	3,826,500	54.3%	5,456,505	8.2%	5,905,511	3,826,500	54.3%
ARPUREG, (US$)	10.2	10.8	-5.6%	10.9	-6.4%	10.4	10.1	3.0%
MOUREG, (min)	77.3	60.8	27.1%	90.4	-14.5%	75.1	56.8	32.2%

UKRAINE	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered subscribers	2,646,647	1,876,100	41.1%	2,737,000	-3.3%	2,646,647	1,876,100	41.1%
ARPUREG, (US$)	4.2	3.4	23.5%	4.5	-6.7%	3.7	4.1	-9.8%
MOUREG, (min)	137.1	122.4	12.0%	131.2	4.5%	126.3	121.8	3.7%

UZBEKISTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered subscribers	2,197,730	766,500	186.7%	1,631,673	34.7%	2,197,730	766,500	186.7%
ARPUREG, (US$)	6.6	8.8	-25.0%	7.4	-10.8%	6.8	10.4	-34.6%
MOUREG, (min)	274.9	240.1	14.5%	282.4	-2.7%	264.9	279.5	-5.2%

TAJIKISTAN	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered subscribers	386,460	73,400	426.5%	295,049	31.0%	386,460	73,400	426.5%
ARPUREG, (US$)	8.0	7.8	2.6%	10.0	-20.0%	9.0	4.4	104.5%
MOUREG, (min)	193.0	160.8	20.0%	212.7	-9.3%	203.9	77.4	163.4%

ARMENIA	Three months					Year
	4Q2007	4Q2006	Change, 4Q07/4Q06	3Q2007	Change, 4Q07/3Q07	2007	2006	Change 2007/2006
Registered mobile subscribers	487,170	452,000	7.8%	538,411	-9.5%	487,170	452,000	7.8%
ARPUREG, (US$)	16.2	15.7	3.2%	16.1	0.6%	15.6	15.7	-0.6%
MOUREG, (min)	159.4	163.7	-2.6%	165.4	-3.6%	158.4	163.7	-3.2%

VimpelCom Presentation of 4Q and Full Year 2007 Financial and Operating Results March 12, 2008

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans in Russia and the CIS. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, continued
volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties.
The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors.
There can be no assurance that these risks and uncertainties will not have a material adverse effect on the
Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States
Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Agenda
Q&A Session
Operational Overview
Financial Overview
Welcome Remarks
will be joined by:
Nikolay Pryanishnikov,
Executive VP, General Director, Russia
Kent McNeley, CMO
Jean-Pierre Vandromme,
CEO of Golden Telecom
Alexander Izosimov, CEO
Elena Shmatova, CFO
Alexander Izosimov, CEO

2007 Financial Highlights
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln
OIBDA Margin
+47.3%
1,330
2,113
3,211
4,868
7,171
2003 2004 2005 2006 2007
+46.7%
613
1,027
1,571
2,452
3,597
2003 2004 2005 2006 2007
50.2%
50.4%
48.9%
48.6%
46.1%
2003 2004 2005 2006 2007
+80.2%
1,463
811
615
350
229
2003 2004 2005 2006 2007

Quarterly Financial Dynamics
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln
OIBDA Margin
+38.5%
1,359
1,451 1,488
1,717
1,956
2,010
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+86.0%
368
458
359
277
198
268
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+33.1%
918
1,015
897
766
690
718
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
52.8%
47.5%
51.5%
52.2%
51.9%
45.7%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07

Stock Price Based Compensation Plans
Accruals and ADS Price
15,1
21,3
40,5
24,2
118,7
27,8
6,8
3,2
8,60
9,16
12,12
15,79
18,97
21,07
41,60
27,04
0
20
40
60
80
100
120
140
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407
0
5
10
15
20
25
30
35
40
Accruals, (US$ M) ADS price, ($)

7 Continuing Increase in Free Cash Flow 804 3,038 1,971 1,293 -1,512 -1,773 -1,635 -1,242 -438 -342 1,265 459 2004 2005 2006 2007 Operating Cash Flow, $ mln CAPEX, $ mln Free Cash Flow, $ mln

Strong Balance Sheet
* In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein
($ mln)
Dec 31,'07 Dec 31,'06 Dec 31,'05
Cash and Cash Equivalents 1,004 344 364
Total Assets 10,569 8,437 6,307
Total Debt 2,767 2,489 1,998
-Short-term 527 424 421
-Long-term 2,240 2,065 1,577
Shareholders' Equity 5,412 3,943 2,741
LTM  OIBDA* 3,597 2,452 1,571
- LTMDepreciation and
amortization 1,391 1,055 593
- LTMOperating Income 2,206 1,397 978
LTM Interest 195 186 147
Debt/Assets 0.26 0.30 0.32
Net Debt 1,763 2,145 1,634
10.69
18.45
13.18
0.73
0.63
0.51
0.77
1.27
1.02
5.00
11.00
17.00
23.00
29.00
Dec 31, '05 Dec 31, '06 Dec 31, '07
-0.60
-0.40
-0.20
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
OIBDA LTM/Interest LTM Debt/Equity Debt/OIBDA LTM

Operating Highlights: Russia
MOU, min ARPU, US$
Active Subscriber Base, mln
Subscriber Market Share
*
*
)
Source: AC&M Consulting, based on registered subscriber numbers
38.8
39.8 38.6
41.8
42.2
40.1
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
13.5
13.4
12.3
10.9
10.9
10.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
152
158
161
193
209
204
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
32%
32%
31%
31%
30%
30%
33%
33%
33%
33%
34%
34%
19%
19%
20%
20% 21%
21%
16%
15%
15%
16%
16%
16%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
VimpelCom MTS MegaFon Others

Financial Highlights: Russia
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $ mln CAPEX / Revenue, LTM
+32.8%
1,701
1,652
1,459
1,278
1,281
1,228
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+19.9%
773
871
780
676
645
666
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
467
217
189
200
380
226
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
17.6%
17.4%
19.0%
22.9%
23.9%
32.5%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07

Sources of Year-on-Year Growth
Net Revenue Growth, $ mln
OIBDA Growth, $ mln
Subscriber Growth,  ‘000
7,171
4,868
468
613
1,081
6,090
4,400
1,690
2006 Russia CIS 2007
3,597
2,452
2,304
148
348
496
797
3,101
2006 Russia CIS 2007
51,740
45,548
39,783
5,765
9,519
42,221
2,438
3,754
2006 Russia CIS 2007
Russia CIS

Operating Highlights: Kazakhstan
ARPU, US$ MOU, min
Active Subscriber Base, mln Subscriber Market Share
*
*
)
Source: AC&M Consulting, based on registered subscriber numbers
3.5
3.9
4.6
3.1
2.6
4.3
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
13.0
13.6
14.4
13.8
12.2
13.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
88
78
72
89
99
113
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
5% 5%
49%
50%
47%
47%
46%
49%
45%
46%
48%
47%
47%
46%
5%
5% 7% 6%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
VIP K'Cell Others

Financial Highlights: Kazakhstan
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $
mln
CAPEX / Revenue, LTM
96
41
46
31
49
55
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
64.2%
50.2%
41.2%
37.3%
30.5%
35.2%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+157.9%
92
88
80
62
36
49
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+54.7%
174
166
149
119
112
104
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07

Operating Highlights: Ukraine
Active Subscriber Base, mln
ARPU (US$)
Subscriber Market Share
*
MOU, min
*
)
Source: AC&M Consulting , based on registered subscriber numbers
0.8
1.5
2.0
1.8
1.9
2.2
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
6.7
4.2
3.0
4.2
5.8
5.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
168
168
160
138
149
183
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
5%
4%
2%
5%
5%
5%
43% 43% 44% 43%
42%
43%
41%
41%
40%
39%
36%
37%
16%
14%
12%
11% 11%
12%
1%
1% 1% 1% 1%
1%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
VIP Kyivstar  UMC (MTS) Astelit Others

Financial Highlights: Ukraine
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $
mln
CAPEX / Revenue, LTM
-6.1
-10.5
-6.5
-3.1
6.5
3.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
55
26
46
29
56
78
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
682%
599%
461%
326%
176%
148%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+114.5%
11.5
14.3
15.7
22.7
36.3
30.7
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07

Operating Highlights: Uzbekistan
Active Subscriber Base, mln
ARPU (US$) MOU, min
Subscriber Market Share
*
*
)
Source: AC&M Consulting , based on registered subscriber numbers
0.5
0.7
1.2
1.1
2.1
1.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
11.8
9.8
6.8
6.7
7.2
7.6
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
283
305
269
242
266
290
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
33%
37% 36%
25%
27%
33%
52%
48%
50%
50% 51%
54%
13%
14%
9%
11% 11%
12%
3%
3%
4% 4%
8%
12%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
VIP Uzdunrobita Coscom Other

Financial Highlights: Uzbekistan
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $ mln CAPEX / Revenue, LTM
41
24
19
8
20
15
43
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
86%
63%
81%
82%
85%
82%
126%
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
* In 4Q 2007 $43  million was paid for 3G license and
numbering capacity
*
**
** Organic CAPEX/Revenue ratio excluding payments for
numbering capacity and 3G licenses
+130.2%
15.7
15.8
18.0
23.1
29.9
36.4
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07
+127.2%
9.5
7.8
8.7
11.4
16.9
17.8
3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07

Operating and Financial Highlights: Armenia
* The 4Q 2006 data represent the results of operations for
1.5 months since the date of acquisition by VimpelCom
Net Revenues, $ mln
ARPU, US$ CAPEX, $ mln
Active Subscriber Base, mln
0.6
0.6
0.4
0.4
0.6
0.6
0.6
0.4
0.4
0.5
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07
Fixed subscribers Mobile active subscribers
17.4
17.6
17.3
14.5
17.0
18.5
18.8
19.3
20.4
19.6
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07
Mobile ARPU active base Fixed ARPU
44
21
20
5
9
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07
54.0
58.3
63.3
59.4
27.4
19.8
37.6
36.3
16.9
34.2
35.2
25.7
23.1
10.5
23.1
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07
Fixed revenue Mobile revenue

Operating and Financial Highlights:
Georgia and Tajikistan
Georgia
•
Operations launched at the end of Q1 and are still in a start-up phase
•
Almost tripled revenues and number of active subscribers in Q4 compared to Q3
•
Focus on roll-out and distribution network development
Tajikistan
•
Revenues increased 10 times compared to Q4 2006
•
Number of active subscribers increased by almost 5 times versus year end
2006
•
Subscriber market share increased to 18% from 7% a year ago

Strategy Going Forward
Drive operations and investment efficiency
• Re-balance focus from speed to efficiency and enhance cost transparency as markets mature
• Avoid head-count growth in mature operations
• Drive procurement excellence
• Optimize CAPEX decisions at a granular level and continuously improve marketing spend efficiency
Build and sustain strong management capabilities
• Offer an open and transparent, meritocracy-based environment
• Use a global approach to hiring
• Develop best-in-class individual development and coaching mechanisms
• Ensure competitive, performance-based compensation packages
• Grow ARPUs and customer loyalty
through pricing excellence and new
VAS
• Strengthen corporate segment
• Develop strong, situation-specific
value propositions in local markets
• Explore consolidation opportunities
Extract maximum value in the Extract maximum value in the
Russian business Russian business
• Focus on subscriber growth
• Leverage unified business platform
developed in Russia
• Pursue acquisitions in remaining markets
Grow the business in the CIS Grow the business in the CIS
• Opportunistically explore deals outside
of the CIS
• Develop business in backbone
wholesale and residential broadband
• Build new digital service businesses,
including media, mobile TV, payment
services, etc.
• Explore new technologies and business
platforms
Capture attractive opportunities to Capture attractive opportunities to expand into new business areas expand into new business areas

Golden Telecom: A Perfect Fit
Customer
focus
Product
focus
Geography
Consumer Corporate
Mobile
voice
and data
Fixed voice
and data,
broadband,
wholesale
Russia,
CIS
Russia,
CIS
Infrastructure
Transport
network
Access
Bundling opportunities anticipated
Significant cost synergies and investment
savings expected
Introduce convergent products
Overlapping geographies allow for creation of
the leading pan-CIS integrated operator
Enhance VimpelCom operations in Ukraine
Scale synergies from combining networks
Enhance Golden Telecom’s wholesale
operations
Generate additional revenues from FTTB local
access network
Enable customer growth in both corporate and
residential sectors
Create cross-selling opportunities

Summary
Continued strong growth of business and solid
financial performance
• ARPU expansion trend in Russia continues, driven by
increase in usage
• Increased scope and profitability of operations in the
CIS countries outside of Russia
• Strategic evolution towards a leading integrated
telecom operator

Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information please visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

APPENDICES

Moldova
Population: 3.9 mln.
Penetration 44%
GDP* 2,200
Moldova
Population: 3.9 mln.
Penetration 44%
GDP* 2,200
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 59%
GDP* 5,700
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration 59%
GDP* 5,700
Russia and CIS License Footprint
2G & 3G licenses
2G & 3G licenses
No VIP license
No VIP license
Ukraine
Population: 46.5 mln.
Acquired: Nov. 2005
Penetration 120%
GDP* 6,900
Ukraine
Population: 46.5 mln.
Acquired: Nov. 2005
Penetration 120%
GDP* 6,900
Georgia
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration 56%
GDP* 4,200
Georgia
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration 56%
GDP* 4,200
Azerbaijan
Population: 8.5 mln.
Penetration 51%
GDP* 9,000
Azerbaijan
Population: 8.5 mln.
Penetration 51%
GDP* 9,000
Turkmenistan
Population: 6.7 mln.
Penetration 6%
GDP* 9,200
Turkmenistan
Population: 6.7 mln.
Penetration 6%
GDP* 9,200
Uzbekistan
Population: 26.7 mln.
Acquired: Jan. 2006
Penetration 22%
GDP* 2,200
Uzbekistan
Population: 26.7 mln.
Acquired: Jan. 2006
Penetration 22%
GDP* 2,200
Tajikistan
Population: 7.1 mln.
Acquired: Dec. 2005
Penetration 30%
GDP* 1,600
Tajikistan
Population: 7.1 mln.
Acquired: Dec. 2005
Penetration 30%
GDP* 1,600
Kyrgyzstan
Population: 5.2 mln.
Penetration 40%
GDP* 2,000
Kyrgyzstan
Population: 5.2 mln.
Penetration 40%
GDP* 2,000
Kazakhstan
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration 83%
GDP* 11,100
Kazakhstan
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration 83%
GDP* 11,100
*GDP (PPP), $ per capita
Sources: GDP data by CIA World Factbook
Population data by CIS Statistics Committee
Number of mobile subscribers by AC&M-Consulting
Belarus
Population: 9.7 mln.
Penetration 73%
GDP* 10,200
Belarus
Population: 9.7 mln.
Penetration 73%
GDP* 10,200
Russia
Population: 142.2 mln.
Penetration 122%
GDP* 14,600
Russia
Population: 142.2 mln.
Penetration 122%
GDP* 14,600
Russia
Russia
2G license only
2G license only
3G license only
3G license only

FOREX Development
Currency
5.9%
5.9%
14.1%
14.1%
-3.9%
-3.9%
-1.4%
-1.4%
0.0%
0.0%
5.5%
5.5%
7.2%
7.2%
Change from Q4 06
2.5%
2.5%
6.1%
6.1%
-1.0%
-1.0%
-0.4%
-0.4%
0.0%
0.0%
2.0%
2.0%
3.4%
3.4%
Change from Q3 07
Average quarterly FX rate to US$
7.2%
7.2% GEL
Change from 2006
16.3%
16.3% AMD
-4.0%
-4.0% UZS
-1.1%
-1.1% TJS
0.0%
0.0% UAH
5.3%
5.3% KZT
6.8%
6.8% RUB
Closing FX rate to US$
*) Source: Prime TASS, National Banks of the CIS countries

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin
(Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
OIBDA 918,410 1,015,158 896,758 766,417 689,825 717,796
Depreciation (331,725) (285,572) (285,365) (269,172) (265,086) (243,593)
Amortization (56,040) (55,583) (53,807) (53,289) (50,095) (45,648)
Operating Income 530,645 674,003 557,586 443,956 374,644 428,555
OIBDA margin 45.7% 51.9% 52.2% 51.5% 47.5% 52.8%
Less: Depreciation as % of net
operating revenues (16.5%) (14.6%) (16.6%) (18.1%) (18.3%) (17.9%)
Less: Amortization as % of net
operating revenues (2.8%) (2.8%) (3.1%) (3.6%) (3.4%) (3.4%)
Operating Income 26.4% 34.5% 32.5% 29.8% 25.8% 31.5%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended
Reconciliation of OIBDA to operating income

Reconciliation of OIBDA and OIBDA Margin
Annual (Unaudited)
($'000)
Dec 31,
2007
Dec 31,
2006
Dec 31,
2005
Dec 31,
2004
Dec 31,
2003
OIBDA 3,596,743 2,451,783 1,571,310 1,026,721 613,230
Impairment loss 0 0 0 (7,354) 0
Depreciation (1,171,834) (874,618) (451,152) (281,129) (162,769)
Amortization (218,719) (179,846) (142,126) (64,072) (34,064)
Operating Income 2,206,190 1,397,319 978,032 674,166 416,397
OIBDA margin 50.2% 50.4% 48.9% 48.6% 46.1%
Less: Impairment loss 0 0 0 (0.3%) 0
Less: Depreciation as % of net
operating revenues (16.3%) (18.0%) (14.0%) (13.4%) (12.2%)
Less: Amortization as % of net
operating revenues (3.1%) (3.7%) (4.4%) (3.0%) (2.6%)
Operating Income 30.8% 28.7% 30.5% 31.9% 31.3%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Reconciliation of OIBDA to operating income
Year Ended

Reconciliation of OIBDA and ARPU
in Russia (Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
OIBDA 773,338 871,163 779,828 676,476 645,144 666,354
Depreciation (269,036) (249,781) (240,387) (232,681) (229,544) (221,973)
Amortization (30,602) (29,470) (28,478) (28,536) (27,091) (26,429)
Operating Income 473,700 591,912 510,963 415,259 388,509 417,952
Service revenue and
connection fees 1,697,465 1,650,358 1,457,896 1,276,754 1,276,276 1,223,681
Less: Connection fees
386 184 164 169 308 410
Less: Revenue from rent of
fiber-optic channels
1,546 1,003 983 964 433 760
Service revenue used to
calculate ARPU
1,695,533 1,649,171 1,456,749 1,275,621 1,275,535 1,222,511
Average number of active
subscribers ('000)
41,881 40,933 39,359 39,021 39,102 38,365
ARPU (US$)
13.5 13.4 12.3 10.9 10.9 10.6
Reconciliation of OIBDA to operating income
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of OIBDA and ARPU
in Kazakhstan (Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
OIBDA 92,171 88,127 80,317 62,007 35,744 49,023
Depreciation (20,139) (14,983) (17,537) (15,817) (21,142) (17,981)
Amortization (9,673) (9,091) (9,419) (9,154) (9,134) (9,550)
Operating Income 62,359 64,053 53,361 37,036 5,468 21,492
Service revenue and
connection fees 174,624 167,122 149,326 119,399 112,963 104,208
Less: Connection fees
0 0 0 0 0 0
Less: Revenue from rent of
fiber-optic channels
0 0 0 0 0 0
Service revenue used to
calculate ARPU
174,624 167,122 149,326 119,399 112,963 104,208
Average number of active
subscribers ('000)
4,468 4,107 3,655 3,271 2,728 2,412
ARPU (US$)
13.0 13.6 13.6 12.2 13.8 14.4
Reconciliation of ARPU to service revenue and connection fees
Three months ended
Reconciliation of OIBDA to operating income

Reconciliation of OIBDA and ARPU in
Ukraine (Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
OIBDA 3,643 6,455 (3,073) (6,518) (10,546) (6,072)
Depreciation (13,036) (4,417) (4,330) (3,203) (4,325) (1,218)
Amortization (3,096) (5,210) (5,234) (5,210) (5,722) (5,232)
Operating Income (12,489) (3,172) (12,637) (14,931) (20,593) (12,522)
Service revenue and
connection fees 34,095 36,523 23,436 16,158 14,652 12,320
Less: Connection fees
0 112 36 5 5 3
Less: Revenue from rent of fiber-
optic channels
0 0 0 0 0 0
Service revenue used to
calculate ARPU
34,095 36,411 23,400 16,153 14,647 12,317
Average number of active subscribers
('000)
2,037 2,081 1,847 1,781 1,170 611
ARPU (US$)
5.6 5.8 4.2 3.0 4.2 6.7
Three months ended
Reconciliation of OIBDA to operating income
Reconciliation of ARPU to service revenue and connection fees

Reconciliation of OIBDA and ARPU in
Uzbekistan (Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Sept 30,
2006
OIBDA 17,756 16,923 11,388 8,664 7,815 9,532
  Depreciation (5,088) (4,011) (3,312) (3,097) (2,720) (2,380)
  Amortization (3,480) (3,438) (3,414) (3,383) (3,378) (3,268)
Operating Income 9,188 9,474 4,662 2,184 1,717 3,884
Service revenue and
connection fees 37,769 31,159 24,009 18,778 16,446 16,279
Less: Connection fees
0 0 0 0 0 0
Less: Revenue from rent of fiber-
optic channels
0 0 0 0 0 0
Service revenue used to
calculate ARPU 37,769 31,159 24,009 18,778 16,446 16,279
Average number of active subscribers
('000)
1,847 1,372 1,109 930 558 458
  ARPU (US$)
6.8 7.6 7.2 6.7 9.8 11.8
Reconciliation of ARPU to service revenue and connection fees
Three months ended
Reconciliation of OIBDA to operating income

Reconciliation of ARPU in Armenia
(Unaudited)
($'000)
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
Service revenue and
connection fees 23,290 25,623 23,208 19,912 10,451 36,299 37,551 35,214 34,242 16,922
Less: Connection fees
66 64 19 129 0
(271)
88 55 0 0
Less: Revenue from rent
of fiber-optic channels
0 0 0 0 0 - - - - -
Service revenue used
to calculate ARPU
23,224 25,559 23,189 19,783 10,451 36,570 37,463 35,159 34,242 16,922
Average number of active
subscribers ('000)
444 483 446 456 409 622 611 608 607 609
ARPU (US$)
17.4 17.6 17.3 14.5 17.0 19.6 20.4 19.3 18.8 18.5
Reconciliation of ARPU to service revenue and connection fees
Three Months Ended
MOBILE FIXED

Definitions
Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.
Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period.  Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.
ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented above in the tables section.  The
Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the
Company’s business operations and assists management in budgeting.  The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services.  ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.
MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.
Market share of subscribers for each country is calculated by dividing the estimated number of the subscribers of a particular company by the total estimated number of subscribers in that country. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia and the CIS and generally based on registered subscribers.
Net debt is calculated as a total interest-bearing debt minus cash and cash equivalents
Free cash flow is calculated as operating cash flow minus accrued capital expenditures before acquisitions
Average quarterly FX rate to US$ for the CIS countries is calculated as the sum of average exchange rates for each month within a quarter divided by three months